May 24, 2007

David R. Humphrey, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-3561

Re:	Gener8Xion Entertainment, Inc. (the “Company”)
Form 10-KSB for the year ended October 31, 2006
Filed February 13, 2007
File No: 0-15382

Dear Mr. Humphrey:

In regard to your comments to our February 13, 2007 Form 10-KSB for the year ended October 31, 2007 we coordinated our response below to your comment numbers.

Item 1. Description of Business
Gener8Xion Motion Picture Acquisitions, page 5

Question 1

We will add the following after the second paragraph of “Item 1. Description of Business - Gener8Xion Motion Pictures Acquisitions” and after the last paragraph of “Item 7., Note 2. Summary of Significant Accounting Policies - Revenue Recognition

As of October 31, 2006, the film, “One Night with the King,” had reported gross domestic theatrical rental from exhibitors of $10, 361,157. Of the domestic film revenues, the Company receives only net revenues after sales tax, the Exhibitors’ cost and the sub distributors’ costs are deducted. The Company earned $4,352,929in net revenue as of October 31, 2006. As of April 30, 2007 the Company has received cash of $5,144,507 from its sub distributor (See schedule below). The first priorities for payment of the revenues received are to repay the amount advanced for prints and advertising and certain other costs plus an agreed return (aggregate $$7,787,000). Of the remainder of the balance, 80% is paid to the investors of the movie production, approximately 9% to outside producer and 11% to the Company. Production revenues for the year ended October 31, 2006 is based on the application of these agreements. There was no distribution fee earned by the Company for the year ended October 31, 2006.

The following is provided supplementally.

	Gross Rentals and Sales	Sales Taxes		Exhibitors and Sub Distributors		Net to Company		Revenue earned by Company as of October 31, 2006	Revenue received by Company as of October 31, 2006	Received by Company as of 4/30/07
	Amount	Amount	%	Amount	%	Amount	%

Domestic Theatrical	13,395,961	845,151	6%	6,990,932	52%	5,559,877	42%	4,352,929	-	5,144,507

Home Video-DVD Sales	10,882,309			6,408,309	59%	4,474,000	41%	-	-	-

Foreign market				<1,000,000	8%		93%	-	-	-
				>1,000,000						-
				<2,000,000	10%		90%	-	-	-

Question 2

Accounts receivable relating to film revenues is due from the various exhibitors. Payments are collected by an unaffiliated well known company (the Company’s sub distributor), who gives the Company a monthly report of earned film revenue and the related outstanding balance, and remitted to Gener8Xion Entertainment. Accounts receivables from retailers, etc. for DVD sales are subsequently collected by the Company’s sub distributor, another unaffiliated well known company, and remitted to the Company on a quarterly basis.
As supplemental information we advise that no allowance for bad debts was considered necessary because the number of accounts was substantial with no individual account material. The major exhibitors, such as AMC, CARM, CNMK and REG, were well known and had a history of operations which led management to believe that no allowance was necessary. Further, managements’ experience was that such receivables are paid within a year. DVD sales are reported to the Company by the sub distributor. The retailers and others are generally large companies with good payment history and management believed that no allowance was necessary.

The following is provided supplementally.

	Gross Rentals and Sales
	Amount	%

AMC	2,466,040	18%
CARM	802,769	6%
CNMK	1,325,817	10%
REG	3,625,981	27%
Other	5,175,354	39%

Total Domestic Theatrical	13,395,961	100%

Item 6. Management’s Discussion and Analysis, page 9

Question 3 and 4

We will add the following introductory paragraph immediately following “Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

The Company’s operating activities changed in November 2004. Since then, it has been engaged in film and television production and distribution, systems integration and studio facility management and rental of film and video equipment. Since September 2005, the Company has also been involved in the sales of film and video lighting equipment. The Company has not had a profit from these activities. Its ability to continue growth and develop additional sources of revenue is dependent on obtaining necessary funding. The Company is attempting to keep current costs and cash requirements to a minimum.

Results of Operations

We will add the following after the 3rd paragraph of “Results of Operations for the year ended October 31, 2006 as compared to the year ended October 31, 2005.”

The domestic theatrical revenue from “One Night with the King” expected to be earned subsequent to October 31, 2006 is approximately $1,210,000. Income from DVD sales and rentals is expected to exceed $5,000,000. As of April 30, 2007, the Company’s DVD sales and rental sub distributor had reported net income to the Company of approximately $4,474,000. Although the Company has not received a report from its foreign sub distributor as of April 30, 2007, foreign sales revenue is estimated at $250,000.

Critical Accounting Policies

We will add the following after the last paragraph in this section.

As reflected in the accompanying consolidated financial statements, the Company has continuing losses and negative cash flows from operations.  These matters raise doubt about the Company’s ability to continue as a going concern.

New financing will be required to fund working capital and operations should the Company be unable to generate positive cash flow from operations in the near future.  The Company is exploring the possible sale of equity securities and/or debt financing, and believes that additional financing will be available under terms and conditions that are acceptable to the Company.  The Company projects that it will need future financing of approximately $1,500,000 to reach positive cash flow. The Company is also anticipating revenue from its theatrical and DVD release of its motion picture, “One Night with the King”. However, there can be no assurance that additional financing will be available.  In the event financing is not available in the time frame required, the Company will be forced to reduce its rate of growth, if any, reduce operating expenses, curtail sales and marketing activities and reschedule research and development projects.  In addition, the Company might be required to sell certain of its assets or license its technologies to others.  These actions, while necessary for the continuance of operations during a time of cash constraints and a shortage of working capital, could adversely affect the Company’s business.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying consolidated balance sheet is dependent upon continued operations of the Company, which, in turn, is dependent upon the Company’s ability to continue to raise capital and generate positive cash flows from operations.  The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classifications of liabilities that might be necessary should the Company be unable to continue its existence.

Liquidity and Capital Resources, page 11

Questions 5 and 6

We will add the following after the last paragraph of “Liquidity and Capital Resources.”

The report from the Independent Registered Public Accounting Firm on our financial statements for the year ended October 31, 2006 states that those financial statements have been prepared assuming that the Company will continue as a going concern. Further, that the Company has incurred operating losses since inception and that there is substantial doubt about our ability to continue as a going concern.

If we are unable to generate sufficient funds from current operations, including future revenues from the sale of DVD’s and from foreign and ancillary sales from “One Night with the King”, and from the sale of lighting products we will be unable to continue operations at its current level. We project that we will need to raise capital of $1,500,000 to $2,000,000 to continue operations at its present level.

The Company continues to seek additional debt or equity investments to support the operating deficiency and enable us to fund possible business growth and development. In the event that such investments are not available when required, current operations would be curtailed by reducing expenses, deferring payment of compensation, discontinuing plans for new projects and the selling of assets. Some of those steps could cause the Company to be unable to continue as a going concern.

Consolidated Statements of Operations, page 17

Question 7

The amount of $100,000 included in revenues as other income consists of revenues which the Company expects to receive from operations on an ongoing basis. This revenue was recognized on a percentage basis. We will add the following after the first paragraph of “Motion Picture Production and Financing.”

The Company renders fund raising services to clients for feature film and television projects in relation to production, marketing and distribution.  When the Company acquires the distribution rights to a film, the Company arranges the print and advertising financing for that film, which generates for the Company a financing fee. Revenue is recognized on the financing fee and the distribution fee. The Company’s financing fees are determined and calculated either on a percentage or flat rate basis.  The Company continues to seek clients that can benefit from its financial services. In the past the Company has not made direct loans to its clients. The Company has facilitated the loan and received a fee for its services.

Note 3. Acquisition, page 29

Question 8

As supplemental information, please be advised as follows:

Goodwill resulted from the acquisition of “Cinemills”. Its operations have not deteriorated since the acquisition and its sales continue to improve and it would be able to sustain itself at its present level of operations. When additional funds become available management believes that operating results could improve significantly.

	Gener8Xion Entertainment, Inc.
	dba Cinemills
	Estimate of Future Cash Flows

	2007	2008	2009	2010	2011	Total
Receipts
Sales - lighting products	$1,000,000	$1,100,000	$1,210,000	$1,331,000	$1,464,100	$6,105,100
Total receipts	1,000,000	1,100,000	1,210,000	1,331,000	1,464,100	6,105,100
Disbursements
Cost of lighting products	452,000	493,180	538,277	587,673	641,786	2,712,916
General and administrative expenses	457,300	483,105	504,686	527,380	557,052	2,529,523
Interest expense	1,000	1,050	1,103	1,158	1,216	5,526
Total disbursements	910,300	977,335	1,044,066	1,116,210	1,200,054	5,247,964

Net receipts	$89,700	$122,665	$165,934	$214,790	$264,046	$857,136

We will add the following to Item 7. as “Note 11. Financial Reporting for Business Segments”

The company reports its financial results in two segments: TV and Film Production and Corporate, and Lighting Equipment. The TV and Film Production and Corporate Segment is engaged in the financing, production, distribution and development of "family based" feature films, episodic television shows, animated features and documentaries, and the daily operations of the Company. The Lighting Equipment Segment, doing business as Cinemills, manufactures quality lighting equipment marketable worldwide to the motion picture, television, and related industries. The Company evaluates the performance of its business segments based on income before income taxes. Expenses under the direct control of each business segment and the expense of premises and equipment incurred to support business operations are allocated accordingly, by segment for the year ended October 31, 2006.

	TV and Film Production and Corporate	Lighting Equipment	Consolidated

Total Assets	$6,264,778	$802,968	$7,067,746
Total Liabilities	6,727,325	637,343	7,364,668
Revenue	$4,862,171	$846,159	$5,708,330
Cost of sales	5,692,044	439,367	6,131,411
Operating Expenses	4,540,785	517,206	5,057,991
Operating Income (Loss)	$(5,370,658)	$(110,414)	$(5,481,072)

Question 9

We will add the following as a second paragraph to “Commitments and Contingencies”.

During the year ended October 31, 2006, the Company purchased $346,787 in inventory from FilmGear, a supplier from China. Under the purchase agreement, the Company’s commitment to purchase $2,000,000 in inventory was based on its list price. The list price of the inventory purchased at a cost of $346,787, was $762,490. The potential impact upon the Company’s lighting sales of the loss of this contract and/or exclusivity in North America would not have a material impact on the Company. During the year ended October 31, 2006, inventory from FilmGear represented 18% of total lighting equipment sales. The Company signed an exclusive sales agreement with another California supplier in November 2006. This supplier has the potential to replace the sales generated by inventory from FilmGear. Pending resolution of a dispute with the supplier, the Company is currently making purchases from such supplier on an “as needed” basis. There is no credit hold and FilmGear is supplying everything that the Company requests in inventory.

Item 8. Changes in and Disagreements with Accountants on Auditing and Financial Disclosures, page 33

Question 10

Based on our prior responses supplied to the Commission, we believe that the information in this section is appropriate. However, in regard to your comment we will revise such information to try and further clarify.

Item 8A. Controls and Procedures, page 33

Question 11

As supplemental information, please be advised as follows:

The Company has taken certain steps to improve these “weaknesses”.

a. The Company has retained the services of an outside C.P.A. to review the financial data used in the preparation of the financial statements of our Cinemills Division in January 2007. He tests the transactions and makes recommendation where necessary. These reviews are expected to identify adjustments prior to the time the date is provided to our independent accountants for their quarterly reviews. This service will continue until additional accounting staff are hired.

b. The Company also expanded the role of our in house attorney, experienced in entertainment matters, to assist our financial personnel in analyzing agreements to determine the financial effect. The Company’s operation in the production and distribution of motion pictures, television and other media, is fairly new and each agreement often contains unique arrangements. This assistance has been helpful in the early review and decisions regarding financial reporting matters.

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In accordance with your comment we have enclosed as EXHIBIT A, a letter to the Commission containing the acknowledgements you require.

Very truly yours,
Gener8Xion Entertainment, Inc.

By: /s/ Matthew Crouch Matthew Crouch, Chief Executive Officer

By: /s/ Marilyn Beaubien Marilyn Beaubien, Chief Financial Officer

Exhibit A

May 24, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Gener8Xion Entertainment, Inc.
Form 10-KSB for the year ended October 31, 2006
Filed February 13, 2007
File No.: 0-15382

Gentlemen:

Please be advised that, on behalf of Gener8Xion Entertainment, Inc., (the “Company”), I hereby acknowledge the following:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Company’s reports with the Commission, and
(b)
staff comments or changes to disclosure in response to staff comments in our filings, reviewed by the staff, do not foreclose the Commission from taking any action with respect to the Company’s filings, and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

                    Very truly yours,
                    Gener8Xion Entertainment, Inc.

                    /s/ Matthew Crouch
                    Chief Executive Officer